File No. 70-8461

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 16
                             (Post-Effective No. 13)
                                       TO
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

     ALABAMA POWER COMPANY                             GULF POWER COMPANY
     600 North 18th Street                            500 Bayfront Parkway
  Birmingham, Alabama  35291                        Pensacola, Florida  32501

     GEORGIA POWER COMPANY                          MISSISSIPPI POWER COMPANY
241 Ralph McGill Boulevard, NE                           2992 West Beach
    Atlanta, Georgia  30308                       Gulfport, Mississippi  39501

                       SAVANNAH ELECTRIC AND POWER COMPANY
                               600 East Bay Street
                             Savannah, Georgia 31401

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

 Art P. Beattie, Vice President,                Warren E. Tate, Secretary
     Secretary and Treasurer                          and Treasurer
      Alabama Power Company                        Gulf Power Company
      600 North 18th Street                       500 Bayfront Parkway
   Birmingham, Alabama  35291                   Pensacola, Florida  32501

Judy M. Anderson, Vice President               Michael W. Southern, Vice
     and Corporate Secretary               President, Secretary and Treasurer
      Georgia Power Company                     Mississippi Power Company
 241 Ralph McGill Boulevard, NE                      2992 West Beach
     Atlanta, Georgia  30308                  Gulfport, Mississippi  39501

                   Kirby R. Willis, Vice President, Treasurer
                           and Chief Financial Officer
                       Savannah Electric and Power Company
                               600 East Bay Street
                             Savannah, Georgia 31401

                   (Names and addresses of agents for service)

              The Commission is requested to mail signed copies of
                   all orders, notices and communications to:

     W. L. Westbrook                              John D. McLanahan, Esq.
Financial Vice President                           Troutman Sanders LLP
  The Southern Company                          600 Peachtree Street, N.E.
270 Peachtree Street, NW                                Suite 5200
 Atlanta, Georgia  30303                       Atlanta, Georgia  30308-2216

ITEM 1.        DESCRIPTION OF PROPOSED TRANSACTIONS.

               "It is considered that the record is now complete with respect to the issuance by Gulf Power Capital Trust II and Gulf Power Capital Trust III of $50,000,000 aggregate liquidation amount of Trust Preferred Securities and the related issuance by Gulf of the related series of Junior Subordinated Notes and the Guarantees. The terms of such Trust Preferred Securities, Junior Subordinated Notes and Guarantees will be as particularly described in Amendment No. 11 previously filed herein.
               The applicants request that the Commission continue to reserve jurisdiction, pending completion of the record, over the issuance and sale of preferred securities through December 31, 2005, as follows: $500,000,000 for Alabama; $310,750,000 for Georgia; $75,000,000 for Mississippi; and $40,000,000
for Savannah.
               As described in Amendment No. 11, each Trust will issue only one series of Trust Preferred Securities (the "Trust Preferred Securities") and the distribution rate to be borne by the Trust Preferred Securities will not exceed 12.5% per annum (expressed as a percentage of liquidation amount) and shall also be the distribution rate for the Trust Common Securities and the interest rate for the related Junior Subordinated Notes (the "Securities Rate"). The Junior Subordinated Notes will have a maturity of up to 50 years and will not be convertible into any other securities or assets of Gulf or the Trust. In addition, in view of the fact that the proceeds of the sale of the Trust Preferred Securities will be loaned to Gulf, Gulf will agree to pay the underwriters' compensation for their services in an amount not exceeding 4% of the aggregate liquidation amount of such Trust Preferred Securities."


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ITEM 2.        FEES, COMMISSIONS AND EXPENSES.

               The estimated fees and expenses to be incurred by Gulf in connection herewith are as follows:


                                                                                                  Each
                                                                        Initial                Additional
                                                                       Issuance                 Issuance

* Florida Documentary Stamp Tax............................          $    665,000            $        --
* Florida intangible personal property tax.................                28,500                     --
* Filing fees - Securities and Exchange Commission.........                56,050                     --
  Fees and Expenses of Trustees............................                 9,500                  9,500
* Listing on New York Stock Exchange.......................                58,300                     --
  Printing charges.........................................                40,000                 10,000
  Rating Agency Fees.......................................                37,000                 20,000
  Services of Southern Company Services, Inc...............                40,000                 10,000
  Fees and Expenses of counsel.............................                65,000                 35,000
  Blue sky fees and expenses...............................                 3,500                  3,500
  Fees of accountants, Arthur Andersen LLP.................                40,000                 20,000
  Miscellaneous............................................                17,150                  7,000
               TOTAL.......................................            $1,060,000               $115,000

*These catagories of expenses are a function of the amount of issuance.


ITEM 3.        APPLICABLE STATUTORY PROVISIONS.

         3.2 Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At December 31, 1997, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.795 billion, or about 74.06% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 1997 ($3,774 million). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 16501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).
         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.
         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing (viz. Issuance of preferred securities by Gulf Power Capital Trust II and Gulf Power Capital Trust III) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.
         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). As of year-end 1996, that ratio was 52.9% equity and 47.1% debt (including $1.74 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs); and as of September 30, 1997, the comparable ratio was 48.9% equity and 51.1% debt (including $4.354 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). On a pro forma basis, taking into consideration, among other things, the transactions contemplated hereby such ratios are 48.4% and 51.6%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 38.1% of total capitalization at September 30, 1997. Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A" which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+". As a point of reference, the consolidated pro forma percentage of debt in the total capital structure of the Southern domestic operating utility companies is 41.1%, which is solidly below the median total debt ratio of the Standard & Poor's "A" rated vertically integrated utilities.1
         Southern's consolidated retained earnings grew on average approximately 8.8% per year from 1991 through 1995. In 1996, consolidated retained earnings increased $280,365,000, or slightly more than 8%. The small reduction in the rate of earnings growth was primarily attributable to reduced domestic utility sales due to mild weather conditions throughout most of 1996 in the southeastern United States. Earnings attributable to Southern's investments in EWGs and FUCOs continued to contribute modestly to consolidated retained earnings.
                  Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.
         Reference is made to Exhibit I filed herewith which reflects capitalization at September 30, 1997 and the Statement of Income for the twelve months ended September 30, 1997 for Southern and subsidiaries consolidated.

__________________________
1 Currently, capitalization ratios, including short-term debt, for "A" rated vertically integrated electric utilities have a median total debt to total capital ratio of 45% as noted by Standard & Poor's in May 1997 for companies rated both publicly and confidentially. Prior to issuing this rating standard, the Standard & Poor's total debt to total capital benchmark for an "A" rated vertically integrated investor-owned-utility having an average business position was 47%.

ITEM 6.        EXHIBITS AND FINANCIAL STATEMENTS.

         A.    Exhibits:

         A-1 - Trust Agreement of Gulf Power Capital Trust II. (Designated in Form S-3 File No. 333-19271, as Exhibit 4.6-A.)

         A-2 - Trust Agreement of Gulf Power Capital Trust III. (Designated in Form S-3 File No. 333-42033, as Exhibit 4.6-B.)

         A-3 - Form of Amended and Restated Trust Agreement for Gulf Power
               Capital Trust II. (Designated in Form S-3 File No. 333-19271, as Exhibit 4.7-A.)

         A-4 - Form of Amended and Restated Trust Agreement for Gulf Power
               Capital Trust III. (Designated in Form S-3 File No. 333-42033, as Exhibit 4.7-B.)

         B-1 - Subordinated Note Indenture between Gulf Power Company and
               The Chase Manhattan Bank, as Trustee. (Designated in Gulf's Current Report on Form 8-K dated January 27, 1997 as Exhibit 4.1)

         B-2 - Form of Supplemental Indenture to Subordinated Note
               Indenture between Gulf Power Company and The Chase Manhattan Bank, as Trustee. (Designated in Form S-3 File No. 333-19271, as Exhibit 4.2-A.)

         B-3 - Forms of Guarantee with respect to Preferred Securities of
               Gulf Power Capital Trust II and Gulf Power Capital Trust III. (Designated in Form S-3 File No. 333-19271, as Exhibit 4.11-A and in Form S-3 File No. 333-42033, as Exhibit 4.11-B.)

         C-1 - Registration Statement under the Securities Act of 1933.
               (Filed electronically December 11, 1997, File Nos. 333-42033, 333-42033-01 and 333-42033-02.)

         I   - Capitalization and Income Statement of The Southern Company
               and Subsidiary Companies after giving effect to the issuance of the preferred securities.

         B.    Financial Statements.

               Balance sheet of Gulf at September 30, 1997. (Designated in Gulf's Form 10-Q for the quarter ended September 30, 1997, File No. 0-2429.)

               Statements of Income of Gulf for the period ended September 30, 1997. (Designated in Gulf's Form 10-Q for the quarter ended September 30, 1997, File No. 0-2429.)

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date: January 14, 1998                      ALABAMA POWER COMPANY


                                            By:  /s/Wayne Boston
                                            Wayne Boston,  Assistant Secretary


                              GEORGIA POWER COMPANY


                                            By: /s/Wayne Boston
                                            Wayne Boston,  Assistant Secretary


                                            GULF POWER COMPANY


                                            By: /s/Wayne Boston
                                            Wayne Boston,  Assistant Secretary

                                            MISSISSIPPI POWER COMPANY


                                            By: /s/Wayne Boston
                                            Wayne Boston,  Assistant Secretary


                                            SAVANNAH ELECTRIC AND POWER COMPANY


                                            By: /s/Wayne Boston
                                            Wayne Boston,  Assistant Secretary